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SE 15047374 MISSION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-67241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chartwell Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, Fl 6 (at West 45th Street)
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John de Lande Long, President **(212) 703-8233**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 3/9/15

tg 3/10

1

OATH OR AFFIRMATION

I, **John De Lande Long**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Chartwell Advisors, LLC** as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LERAI MEEK
Notary Public - State of New York
NO. 01ME6202198
Qualified in Bronx County
My Commission Expires 03/09/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CHARTWELL ADVISORS, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Chartwell Advisors, LLC

We have audited the accompanying financial statements of Chartwell Advisors, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Chartwell Advisors, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Chartwell Advisors, LLC financial statements. The information is the responsibility of Chartwell Advisors, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

BLANK

CHARTWELL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets		
Cash and cash equivalents	$	7,442
Accounts receivable		2,249
Total current assets		**9,691**
Other assets		
Deposit		2,359
Total other assets		**2,359**
TOTAL ASSETS	**$**	**12,050**

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable - related party	$	150
Total current liabilities		**150**
Member's equity		**11,900**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**12,050**

The accompanying notes are an integral part of these financial statements.

CHARTWELL ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Fee income	$	5,695
Expenses		
Occupancy		600
Audit fees		3,141
Regulatory and compliance		858
Insurance		566
Bank charges		85
Consulting fees		305
		5,555
Net income	$	140

The accompanying notes are an integral part of these financial statements.

CHARTWELL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at January 1, 2014	$	12,696
Net income		140
Member distributions		(936)
Balance at December 31, 2014	**$**	**11,900**

The accompanying notes are an integral part of these financial statements.

CHARTWELL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 140
Adjustments to reconcile net income to net cash flows used by operating activites:	
(Increase) decrease in operating assets:	
Accounts receivable	2,251
Deposit	(788)
Increase (decrease) in operating liabilities:	
Accounts payable - related party	(3,458)
Total adjustments	(1,995)
Net cash used by operating activities	(1,855)
Cash flows from financing activities:	
Member distributions	(936)
Net cash used in financing activities	(936)
Net decrease in cash and cash equivalents	(2,791)
Cash and cash equivalents, beginning of year	10,233
Cash and cash equivalents, end of year	$ 7,442

The accompanying notes are an integral part of these financial statements.

CHARTWELL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Chartwell Advisors, LLC (the "Company"), a single member limited liability company, was formed on January 3, 2006 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) on February 14, 2006 and became a member of the Financial Industry Regulatory Authority (FINRA) on July 20, 2006. The Company introduces high net worth and accredited individuals, as well as institutional clientele seeking investments mainly to pooled investment vehicles.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Accounts Receivable

Fee income earned but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Member Contributions

The sole member has made contributions to the Company. No additional contributions shall be required of the sole member unless required to maintain minimum net capital requirements. The sole member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's respective contributions.

Revenue Recognition

Fee income, which includes management and performance fees, is recognized when the transaction closes and realization is reasonably assured. Recognition of performance fees is governed by agreement with fund managers. Performance fees for 2014 were recognized based on the annual appreciation of the funds held at year-end.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Therefore, no provision has been made in the accompanying financial statements for federal, state and local income taxes as all income is allocated to the sole member. As of December 31, 2014, the member's tax years for 2013, 2012 and 2011 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2014, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 25, 2015, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2014 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial position. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
Fair value of financial instruments at December 31, 2014 approximate historical cost and are therefore stated at historical cost.

3) ACCOUNTS RECEIVABLE

Accounts receivable represents fee income earned but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year ended December 31, 2014.

4) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") with Chartwell Advisors, Inc. (the "sole member") dated January 1, 2007, the sole member provides all support services for the Company including, among others, management services, office space and utilities in the normal course of business.

The Company pays the sole member $50 per month as compensation for the above mentioned services. For the year ended December 31, 2014, total fees incurred in relation to the expense sharing agreement was $600, all of which were repaid to the member during the year.

At December 31, 2014 the Company owed the sole member $150 for these services.

5) CONCENTRATIONS OF RISK

The Company maintains its cash balance at a major financial institution. The balance is fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2014, there were no uninsured balances.

For the year ended December 31, 2014 all income was generated from one entity.

6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $7,292 which is $2,292 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2014 is 0.02 to 1.

7) CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

CHARTWELL ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2014

Total member's equity		$	11,900
Non-allowable assets, deductions and charges:			
Accounts receivable	2,249		
Deposit	2,359		
Total non-allowable assets, deductions and charges			4,608
Net capital		$	7,292
Minimum net capital required (6 2/3% of aggregate indebtedness of $150)		$	10
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital		$	2,292
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$	7,277
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition		$	150
Percentage of aggregate indebtedness to net capital			2%
Ratio of aggregate indebtedness to net capital			0.02 to 1

See the accompanying notes to the financial statements.

CHARTWELL ADVISORS, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	7,292
Net capital, per report pursuant to Rule 17a - 5(d)	$	7,292

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2014, filed on January 24, 2015.

See the accompanying notes to the financial statements.

CHARTWELL ADVISORS, LLC
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2014

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

CHARTWELL ADVISORS, LLC
SCHEDOLE III - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2014

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Chartwell Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chartwell Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chartwell Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Chartwell Advisors, LLC stated that Chartwell Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chartwell Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chartwell Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC